Exhibit 99

April 02, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Change in Senior Management Personnel

We wish to inform you that the Board of Directors of the Bank has appointed Mr. Suketu Kapadia as Group Head – Internal Audit w.e.f. April 1, 2024 in place of Mr. V. Chakrapani, who vacates the office as Group Head – Internal Audit on March 31, 2024 (post attaining the age of 60 years) and would take up a new role in the Bank as Group Head - Change Agent w.e.f April 1, 2024, spearheading key strategic initiatives and transformation projects being undertaken by the Bank.

Brief profiles of Mr. Suketu Kapadia and Mr. V. Chakrapani are enclosed as Annexure I & II.

The Bank would like to place on record its sincere appreciation for the dedicated services provided by Mr. V Chakrapani throughout his 29 years of association with the Bank. Over the years, he has contributed to the exponential growth story of the Bank both in terms of scale as well as diversity of business lines. With ever changing regulatory environment, he has developed robust systems and processes within the Bank in the area of Internal Audit which has effectively and efficiently managed the complexity of work.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Annexure I

Brief Profile of Mr. SUKETU KAPADIA

Mr. Suketu Kapadia holds a Bachelor’s degree in Commerce from Mumbai University and is a Fellow Member of the Institute of Chartered Accountants of India. He is also a Certified Information Systems Auditor. He started his career in 1997 as Audit Manager of N.M Raiji & Co., Chartered Accountants.

He joined V.P. Thacker & Co., Chartered Accountants where he worked for more than 8 years. In 2007, he joined ICICI Bank Limited where he held various positions in Internal Audit Department. He joined IDFC First Bank Limited in 2016 as Head Internal Audit. He is responsible for setting up the Internal Audit Function of IDFC First Bank Limited in 2016 post commencement of operations. He has various notable achievements at IDFC First Bank Limited such as setting up industry leading digital audit analytics, implementing digitised audit workflow processes, creating internal audit processes to cater to digital lending businesses, involved with the transition of new management at the time of merger, etc. He is currently designated as the Chief Internal Auditor of IDFC First Bank Limited. Mr.

Suketu Kapadia is a seasoned audit professional with more than 25 years of experience in Assurance, Risk Management, Finance and Consulting. He has extensive experience of dealing with Audit Committees, Boards and other senior stakeholders. He also has international experience having worked on assignments in USA, Australia, UK, SE Asia and UAE

Annexure II

Brief Profile of Mr. V. CHAKRAPANI

Mr. V. Chakrapani will be Group Head - Change Agent, where he will be instrumental in the delivery of key strategic initiatives across the Bank. He will also be responsible for enhancing customer service standards, establishing robust grievance redressal mechanisms and will have oversight on enhancement of digital customer experience and improvement of digital adoption and penetration, improvement of data quality & data governance amongst other things.